

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

September 20, 2018

<u>Via E-Mail</u>
David J. Rosenthal
Treasurer and Secretary
UQM Technologies, Inc.
4120 Specialty Place
Logmont, CO 80504

     Re: **UQM Technologies, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed March 20, 2018
               File No. 1-10869

Dear Mr. Rosenthal:

     We refer you to our comment letter dated August 30, 2018 regarding business contacts with Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Cecilia Blye

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director